Exhibit 99.1

Condensed Interim Consolidated Financial Statements

Three months ended March 31, 2023 and 2022

(Unaudited)

SKEENA RESOURCES LIMITED

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Unaudited – expressed in thousands of Canadian dollars)

	Note	March 31, 2023	December 31, 2022
ASSETS

Current
Cash and cash equivalents		$21,702	$40,602
Marketable securities		2,128	2,494
Receivables	6	6,133	5,682
Prepaid expenses		2,272	1,346
		32,235	50,124

Prepaid expenses		49	54
Deposits		3,942	2,128
Exploration and evaluation interests	5	95,174	95,438
Capital assets		19,835	20,236

Total assets		$151,235	$167,980

LIABILITIES

Current
Accounts payable and accrued liabilities	6	$10,994	$13,977
Current portion of lease liabilities		558	545
Flow-through share premium liability		4,360	4,557
Current portion of other liabilities		1,817	1,806
		17,729	20,885

Long-term lease liabilities		2,876	3,017
Provision for closure and reclamation		5,915	6,160
Other liabilities		708	691

Total liabilities		27,228	30,753

SHAREHOLDERS’ EQUITY

Capital stock	7	467,216	464,029
Commitment to issue shares		1,250	1,250
Reserves	7	40,215	39,879
Deficit		(384,674)	(367,931)

Total shareholders’ equity		124,007	137,227

Total liabilities and shareholders’ equity		$151,235	$167,980

NATURE OF OPERATIONS (NOTE 1)

CONTINGENCIES (NOTE 9)

SUBSEQUENT EVENTS (NOTE 5 AND 7)

ON BEHALF OF THE BOARD OF DIRECTORS:

signed “Craig Parry”	signed “Suki Gill”
Director	Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Condensed Interim Consolidated Financial Statements | 2

SKEENA RESOURCES LIMITED

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

(Unaudited – expressed in thousands of Canadian dollars, except share and per share amounts)

		For the three months ended
		March 31,
	Note	2023	2022
Accretion		$63	$18
Administrative compensation	6	1,384	563
Communications		287	553
Consulting		138	126
Depreciation		71	77
Exploration and evaluation	5	11,052	20,004
Flow-through share premium recovery		(197)	(2,868)
Insurance		532	542
Interest income		(242)	(56)
Loss (gain) on marketable securities		365	(1,794)
Office and administration		385	195
Professional fees		495	438
Share-based payments	6,7	2,160	1,169
Transfer agent and listing fees		250	49

Loss and comprehensive loss for the period		$(16,743)	$(19,016)

Loss per share – basic and diluted		$(0.22)	$(0.29)

Weighted average number of common shares outstanding – basic and diluted		77,869,653	65,818,429

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Condensed Interim Consolidated Financial Statements | 3

SKEENA RESOURCES LIMITED

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Unaudited – expressed in thousands of Canadian dollars, except shares)

									Total
	Capital Stock		Commitment to	Reserves					Shareholders’
	(Note 7)		Issue Shares	(Note 7)				Deficit	Equity
	Shares	Amount		Options	Restricted Share Units	Investment Rights	Warrants
Balance December 31, 2021	65,392,363	$361,982	$—	$23,710	$198	$2,500	$14,200	$(279,041)	$123,549
Exercise of options	441,872	3,509	—	(1,168)	—	—	—	—	2,341
Vesting of Restricted Share Units	48,074	200	—	—	(200)	—	—		—
Exercise of warrants	2,812,500	41,701	—	—	—	—	(11,326)	—	30,375
Share issue costs	—	(30)	—	—	—	—	—	—	(30)
Share-based payments	—	—	—	1,886	26	—	—	—	1,912
Loss for the period	—	—	—	—	—	—	—	(19,016)	(19,016)
Balance March 31, 2022	68,694,809	$407,362	$—	$24,428	$24	$2,500	$2,874	$(298,057)	$139,131

Balance December 31, 2022	77,655,882	$464,029	$1,250	$29,640	$4,804	$2,500	$2,935	$(367,931)	$137,227
Tahltan Investment Rights	119,785	1,500	—	—	—	(1,500)	—	—	—
Exercise of options	260,108	1,597	—	(577)	—	—	—	—	1,020
Exercise of warrants	9,657	90	—	—	—	—	(25)	—	65
Share-based payments	—	—	—	741	1,697	—	—	—	2,438
Loss for the period	—	—	—	—	—	—	—	(16,743)	(16,743)
Balance March 31, 2023	78,045,432	$467,216	$1,250	$29,804	$6,501	$1,000	$2,910	$(384,674)	$124,007

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Condensed Interim Consolidated Financial Statements | 4

SKEENA RESOURCES LIMITED

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited – expressed in thousands of Canadian dollars)

		For the three months ended
		March 31,
	Note	2023	2022
OPERATING ACTIVITIES
Loss for the period		$(16,743)	$(19,016)
Items not affecting cash
Accretion		116	20
Depreciation		504	586
Flow-through share premium recovery		(197)	(2,868)
Unrealized loss (gain) on marketable securities		365	(1,794)
Share-based payments	7	2,438	1,912
Changes in non-cash operating working capital
Receivables		(451)	2,920
Prepaid expenses		(921)	1,996
Accounts payable and accrued liabilities		(2,920)	665
Net cash used in operating activities		(17,809)	(15,579)

INVESTING ACTIVITIES
Proceeds from sale of marketable securities		1	—
Deposits paid		(1,814)	—
Purchase of capital assets		(160)	(152)
Transaction costs on acquisition of QuestEx Gold & Copper Ltd. ("QuestEx")		—	(341)
Net cash used investing activities		(1,973)	(493)

FINANCING ACTIVITIES
Lease payments		(203)	(88)
Proceeds from option exercises	7	1,020	2,341
Proceeds from warrant exercises	7	65	30,375
Share issue costs		—	(30)
Net cash provided by financing activities		882	32,598

Change in cash and cash equivalents during the period		(18,900)	16,526
Cash and cash equivalents, beginning of the period		40,602	40,313

Cash and cash equivalents, end of the period		$21,702	$56,839

Cash and cash equivalents are comprised of:
Cash		$21,442	$52,110
Cash equivalents		260	4,729
Cash and cash equivalents		$21,702	$56,839

SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS (NOTE 8)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Condensed Interim Consolidated Financial Statements | 5

SKEENA RESOURCES LIMITED

Notes to the CONDENSED INTERIM consolidated Financial Statements

For the three months ended March 31, 2023

(Unaudited – expressed in thousands of Canadian dollars within tables, unless otherwise noted)

1.	NATURE OF OPERATIONS

Skeena Resources Limited (“Skeena” or the “Company”) is incorporated under the laws of the province of British Columbia, Canada, and its principal business activity is the exploration of mineral properties focused in British Columbia. The Company’s corporate office is located at Suite 650, 1021 West Hastings Street, Vancouver, British Columbia V6E 0C3. The Company’s stock is trading on the Toronto Stock Exchange (“TSX”) and New York Stock Exchange under the ticker symbol “SKE”, and on the Frankfurt Stock Exchange under the ticker symbol “RXF”. The Company is in the exploration stage with respect to its mineral property interests.

The Company relies on share issuances in order to fund its exploration and evaluation activities and other business objectives. As at March 31, 2023, the Company has cash and cash equivalents of $21,702,000. Based on forecasted expenditures, this balance will be sufficient to fund the Company’s committed exploration and evaluation expenditures and general administrative costs for at least the next twelve months. However, if the Company continues its current level of exploration and evaluation activities throughout the next twelve months, the current cash balances will not be sufficient to fund these expenditures. In the longer term, the Company’s ability to continue as a going concern is dependent upon successful execution of its business plan (including bringing the Eskay Creek project to profitable operation), raising additional capital or evaluating strategic alternatives for its mineral property interests. The Company expects to continue to raise the necessary operating funds primarily through the issuance of shares, with construction financing anticipated to be provided through a combination of debt, equity and other instruments at the appropriate time. There can be no guarantees that future equity financings will be available on acceptable terms or at all, in which case the Company may need to reduce or delay its longer-term exploration and evaluation plans.

2.	BASIS OF PRESENTATION

Statement of compliance

These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”). They do not include all of the information and footnotes required for annual financial statements prepared using International Financial Reporting Standards (“IFRS”) and should be read in conjunction with the Company’s audited consolidated financial statements as at and for the year ended December 31, 2022.

The accounting policies applied in the preparation of these unaudited condensed interim consolidated financial statements are consistent with those applied and disclosed in the Company’s audited annual consolidated financial statements as at and for the year ended December 31, 2022.

The Board of Directors approved these unaudited condensed interim consolidated financial statements for issuance on May 11, 2023.

Significant accounting estimates and judgments

The preparation of these unaudited condensed interim consolidated financial statements requires management to make estimates and judgments that affect the reported amounts of assets and liabilities at the date of the unaudited condensed interim consolidated financial statements and reported amounts of expenses during the reporting periods. Actual outcomes could differ from these estimates and judgments, which, by their nature, are uncertain. Significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty are the same as those that applied to the annual consolidated financial statements as at and for the year ended December 31, 2022.

Condensed Interim Consolidated Financial Statements | 6

SKEENA RESOURCES LIMITED

Notes to the CONDENSED INTERIM consolidated Financial Statements

For the three months ended March 31, 2023

(Unaudited – expressed in thousands of Canadian dollars within tables, unless otherwise noted)

3.	NEW STANDARDS, AMENDMENTS AND INTERPRETATIONS ADOPTED

Disclosure of Accounting Policies (Amendment to IAS 1 and IFRS Practice Statement 2)

In February 2021, the IASB issued amendments to IAS 1, Presentation of Financial Statements, and the IFRS Practice Statement 2, Making Materiality Judgements, to provide guidance on the application of materiality judgments to accounting policy disclosures. The amendments to IAS 1 replace the requirement to disclose ‘significant’ accounting policies with a requirement to disclose ‘material’ accounting policies. Guidance and illustrative examples are added in the Practice Statement to assist in the application of materiality concept when making judgments about accounting policy disclosures.

This amendment is effective for annual financial statements for periods beginning on or after January 1, 2023. Management has adopted the requirements of these amendments for the Company’s annual consolidated financial statements as at and for the year ending December 31, 2023.

4.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The carrying values of the Company’s financial instruments are comprised of the following:

Financial Instrument	Category	March 31, 2023	December 31, 2022
Cash and cash equivalents	Amortized cost	$21,702	$40,602
Marketable securities	FVTPL	$2,128	$2,494
Receivables	Amortized cost	$164	$35
Deposits	Amortized cost	$3,942	$2,128
Contingent consideration receivable	FVTPL	$—	$—
Accounts payable	Amortized cost	$3,551	$10,209
Other liabilities	Amortized cost	$2,525	$2,497

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

Level 3 – Inputs that are not based on observable market data.

The carrying values of the Company’s marketable securities, except for warrants, are measured using Level 1 inputs.  Warrants within marketable securities and contingent consideration receivable are measured using Level 3 inputs.

The Company’s risk exposure and the impact on the Company’s financial instruments are summarized below:

Credit risk

Where judged to be potentially significant, expected credit losses are measured using a present value and probability-weighted model that considers all reasonable and supportable information available without undue cost or effort along with information available concerning past defaults, current conditions and forecasts at the reporting date.

Condensed Interim Consolidated Financial Statements | 7

SKEENA RESOURCES LIMITED

Notes to the CONDENSED INTERIM consolidated Financial Statements

For the three months ended March 31, 2023

(Unaudited – expressed in thousands of Canadian dollars within tables, unless otherwise noted)

4.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

Credit risk (continued)

IFRS 9, Financial Instruments, requires the recognition of 12 month expected credit losses (the portion of lifetime expected credit losses from default events that are expected within 12 months of the reporting date) if credit risk has not significantly increased since initial recognition (stage 1), lifetime expected credit losses for financial instruments for which the credit risk has increased significantly since initial recognition (stage 2) or which are credit impaired (stage 3). There are no material expected credit losses with respect to the Company’s financial instruments held at amortized cost.

Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices. Market risk consists of interest rate risk, foreign currency risk and other price risk. As at March 31, 2023, the Company is exposed to market risk on its marketable securities. A 10% decrease in the share price of the Company’s marketable securities at March 31, 2023 would have resulted in a $213,000 decrease to the carrying value of the Company’s marketable securities and an increase of the same amount to the Company’s unrealized loss on marketable securities.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they become due. The Company manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities to ensure that it will have sufficient cash to meet liabilities when due. Management and the Board of Directors are actively involved in the review, planning and approval of significant expenditures and commitments.

The undiscounted financial liabilities as of March 31, 2023 will mature as follows:

	Less than 1 year	1-3 years	3-5 years	Greater than 5 years	Total
Accounts payable	$3,551	$—	$—	$—	$3,551
Other liabilities	1,900	750	—	—	2,650
Total	$5,451	$750	$—	$—	$6,201

Other risks

In late February 2022, Russia launched a large-scale military attack on Ukraine. The invasion significantly amplified already existing geopolitical tensions among Russia, Ukraine, Europe, NATO and the West, including Canada. In response to the military action by Russia, various countries, including Canada, the United States, the United Kingdom and European Union issued broad-ranging and evolving economic sanctions against Russia. Such sanctions (and any future sanctions) and other actions against Russia may adversely impact, among other things, the global economy and various sectors of the economy, including, but not limited to, financials, energy, metals and mining. Accordingly, the actions discussed above and potential for a wider conflict could increase financial market volatility and cause severe negative effects on regional and global economic markets, either in specific sectors or more broadly.

Condensed Interim Consolidated Financial Statements | 8

SKEENA RESOURCES LIMITED

Notes to the CONDENSED INTERIM consolidated Financial Statements

For the three months ended March 31, 2023

(Unaudited – expressed in thousands of Canadian dollars within tables, unless otherwise noted)

4.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

Other risks (continued)

Additionally, global stock markets have also experienced great volatility and significant weakening of certain sectors as concerns over inflation and supply chain challenges from COVID-19 continue. Governments and central banks have responded with monetary and fiscal interventions designed to stabilize economic conditions.

To date, the Company’s operations have not been materially negatively affected by these events, apart from increasing costs. In 2022 and 2023, operations have experienced higher inflation on material inputs. The future impact of Russia’s military action against Ukraine, as well as the effectiveness of government and central bank responses, remain unclear at this time. It is not possible to reliably estimate the duration of the impact, the severity of the consequences, nor the impact, if any, on the financial position and results of the Company for future periods.

5.	EXPLORATION AND EVALUATION INTERESTS

Exploration and evaluation assets

	Eskay	KSP	Kingpin	Red Chris	Snip	Sofia	Total
Balance, December 31, 2021	$74,444	$—	$—	$—	$1,087	$—	$75,531
Adjust closure liability	1,162	—	—	—	(153)	—	1,009
Acquisition of QuestEx properties	—	7,872	3,936	—	—	1,312	13,120
Additions	2,882	—	—	2,871	25	—	5,778
Balance, December 31, 2022	$78,488	$7,872	$3,936	$2,871	$959	$1,312	$95,438
Adjust closure liability	(141)	—	—	—	(123)	—	(264)
Balance, March 31, 2023	$78,347	$7,872	$3,936	$2,871	$836	$1,312	$95,174

Eskay Creek Property, British Columbia, Canada

On October 28, 2022, the Company acquired the Eskay North mineral property in the Golden Triangle area, near Eskay, from Tudor Gold Corp. for share consideration and cash consideration of $1,400,000 payable on the sixth month anniversary of the closing date. In April 2023, the Company made a cash payment of $1,400,000 to Tudor Gold Corp.

Red Chris Properties, British Columbia, Canada

On October 18, 2022, the Company acquired three properties in the Golden Triangle area that are located on either side of Newcrest and Imperial Metals’ Red Chris mine, approximately 20km southeast of the village of Iskut (the “Red Chris Properties”), from Coast Copper Corp. for $3,000,000, payable in six equal payments of $250,000 in cash and $250,000 in common shares. In April 2023, the Company paid $250,000 in cash and issued 30,413 common shares to Coast Copper Corp.

Snip Property, British Columbia, Canada

On October 14, 2021, Hochschild Mining Holdings Limited (“Hochschild”) initiated its right to earn 60% of Snip. Pursuant to the option agreement, to exercise its option, Hochschild would have had to have incurred expenditures of approximately $100 million during the option period.  In April 2023, Hochschild terminated its right to earn 60% of Snip.

Condensed Interim Consolidated Financial Statements | 9

SKEENA RESOURCES LIMITED

Notes to the CONDENSED INTERIM consolidated Financial Statements

For the three months ended March 31, 2023

(Unaudited – expressed in thousands of Canadian dollars within tables, unless otherwise noted)

5.	EXPLORATION AND EVALUATION INTERESTS (continued)

Exploration and evaluation expenses

Three months ended March 31, 2023	Eskay	Snip	Sofia	Total
Accretion	$53	$—	$—	$53
Assays and analysis/storage	908	—	47	955
Camp and safety	8	—	—	8
Claim renewals and permits	313	17	5	335
Community relations	—	—	3	3
Depreciation	433	—	—	433
Drilling	—	—	2	2
Electrical	2	—	—	2
Environmental studies	3,254	75	—	3,329
Equipment rental	166	—	1	167
Fieldwork, camp support	641	8	43	692
Fuel	34	—	—	34
Geology, geophysics, and geochemical	3,733	—	2	3,735
Helicopter	56	—	—	56
Metallurgy	389	—	—	389
Part XII.6 tax	186	—	23	209
Share-based payments (Note 6)	278	—	—	278
Transportation and logistics	369	—	3	372
Total for the period	$10,823	$100	$129	$11,052

There were no exploration and evaluation expenses incurred on KSP, Kingpin and Red Chris during the three months ended March 31, 2023.

Three months ended March 31, 2022	Eskay	Snip	Total
Accretion	$2	$—	$2
Assays and analysis/storage	968	236	1,204
Camp and safety	415	—	415
Claim renewals and permits	91	14	105
Depreciation	509	—	509
Drilling	583	—	583
Electrical	283	—	283
Environmental studies	1,293	25	1,318
Equipment rental	2,262	1	2,263
Fieldwork, camp support	4,585	43	4,628
Fuel	685	—	685
Geology, geophysics, and geochemical	5,759	—	5,759
Helicopter	262	—	262
Metallurgy	17	—	17
Share-based payments (Note 6)	743	—	743
Transportation and logistics	1,227	1	1,228
Total for the period	$19,684	$320	$20,004

Condensed Interim Consolidated Financial Statements | 10

SKEENA RESOURCES LIMITED

Notes to the CONDENSED INTERIM consolidated Financial Statements

For the three months ended March 31, 2023

(Unaudited – expressed in thousands of Canadian dollars within tables, unless otherwise noted)

6.	RELATED PARTY TRANSACTIONS

Key management compensation

Key management personnel at the Company are the directors and officers of the Company. The remuneration of key management personnel during the three months ended March 31, 2023 and 2022 is as follows:

	2023	2022
Director remuneration	$81	$86
Officer & key management remuneration[1]	$854	$818
Termination benefits	$675	$—
Share-based payments	$1,630	$1,092

1	Remuneration consists exclusively of salaries, bonuses, and health benefits, for officers and key management. These costs are components of both administrative wages and exploration expenses categories in the unaudited condensed interim consolidated statements of loss and comprehensive loss.

Other than the amounts disclosed above, there were no short-term employee benefits or share-based payments granted to key management personnel during the three months ended March 31, 2023 and 2022. Share-based payment expenses to related parties are recorded in two separate categories: exploration and evaluation expense of $126,000 (2022 - $302,000) and general and administrative expense of $1,504,000 (2022 - $790,000).

Recoveries

During the three months ended March 31, 2023, the Company recovered $4,000 (2022 - $1,000) in salary recoveries from a company with common officer as a result of billing employee time for services provided. The salary recoveries were recorded in administrative compensation expense.

Receivables

Included in receivables at March 31, 2023 is $4,000 (December 31, 2022 - $6,000) due from companies with common directors or officers, in relation to salary and other recoveries.

Accounts payable and accrued liabilities

Included in accounts payable and accrued liabilities at March 31, 2023 is $1,048,000 (December 31, 2022 - $708,000) due to key management personnel in relation to compensation noted above.

7.	CAPITAL STOCK AND RESERVES

Authorized – unlimited number of voting common shares without par value.

Condensed Interim Consolidated Financial Statements | 11

SKEENA RESOURCES LIMITED

Notes to the CONDENSED INTERIM consolidated Financial Statements

For the three months ended March 31, 2023

(Unaudited – expressed in thousands of Canadian dollars within tables, unless otherwise noted)

7.	CAPITAL STOCK AND RESERVES (continued)

Tahltan Investment Rights

On April 16, 2021, the Company entered into an investment agreement with the Tahltan Central Government (“TCG”), pursuant to which TCG invested $5,000,000 into Skeena by purchasing 399,285 Tahltan Investment Rights (“Rights”) for approximately $12.52 per Right. Each Right will vest by converting into one common share upon the achievement of key Company and permitting milestones (“Milestones”), or over time, as follows:

•	119,785 Rights: earlier of Milestone 1 achievement or April 16, 2023;
•	119,785 Rights: earlier of Milestone 2 achievement or April 16, 2023;
•	79,857 Rights: earlier of Milestone 3 achievement or April 16, 2023; and
•	79,858 Rights: earlier of Milestone 4 achievement or April 16, 2024.

As at December 31, 2022, Milestones 2 and 3 set forth within the agreement were met. During the three months ended March 31, 2023, Milestone 1 was met, resulting in the conversion of 119,785 Rights into 119,785 common shares of the Company valued at $1,500,000.

Share-based payments

Share purchase warrant, Restricted Share Units (“RSUs”) and stock option transactions are summarized as follows:

	Warrants		RSUs	Stock Options
		Weighted			Weighted
		Average			Average
	Number	Exercise Price	Number	Number	Exercise Price
Outstanding, December 31, 2021	2,812,500	$10.80	56,074	5,275,124	$10.18
Granted	—	$—	1,836,766	399,306	$8.61
Replacement warrants and options pursuant to acquisition of QuestEx	150,691	$14.19	—	77,158	$9.87
Exercised	(2,812,500)	$10.80	(48,074)	(479,169)	$5.19
Cancelled	(137,868)	$14.88	(8,945)	(238,994)	$11.80
Outstanding, December 31, 2022	12,823	$6.77	1,835,821	5,033,425	$10.44
Granted	—	$—	145,000	—	$—
Exercised	(9,657)	$6.81	—	(260,108)	$3.92
Cancelled	(3,056)	$6.81	(186,515)	(99,060)	$12.42
Outstanding, March 31, 2023	110	$2.72	1,794,306	4,674,257	$10.76
Exercisable, March 31, 2023	110	$2.72	—	3,433,012	$10.25

The weighted average share price at the date of exercise of the stock options was $7.42 during the three months ended March 31, 2023 (2022 – $15.68). The weighted average share price at the date of exercise of the warrants was $7.69 during the three months ended March 31, 2023 (2022 – $15.78).

Condensed Interim Consolidated Financial Statements | 12

SKEENA RESOURCES LIMITED

Notes to the CONDENSED INTERIM consolidated Financial Statements

For the three months ended March 31, 2023

(Unaudited – expressed in thousands of Canadian dollars within tables, unless otherwise noted)

7.	CAPITAL STOCK AND RESERVES (continued)

Share-based payments (continued)

As at March 31, 2023, incentive stock options and share purchase warrants outstanding and exercisable were as follows:

		Number of	Weighted Average	Number of
	Exercise Price	Options and Warrants	Remaining Life	Options and Warrants
	($/Share)	Outstanding	(Years)	Exercisable
Options	1.00 - 5.00	796,845	1.95	796,845
	5.01 - 10.00	296,708	4.15	38,062
	10.01 - 15.00	3,580,704	3.07	2,598,105
		4,674,257	2.95	3,433,012

Warrants	1.00 - 5.00	110	0.04	110

Subsequent to March 31, 2023, all of the warrants outstanding and exercisable above expired unexercised.

	Number	Vesting Year
RSUs	400,776	2023
	1,296,864	2024
	48,334	2025
	48,332	2026
	1,794,306

Transactions during the three months ended March 31, 2023

On February 14, 2023, the Company granted 145,000 RSUs to various employees of the Company. The RSUs were valued using the share price on the grant date and had a fair value of $1,056,000. The RSUs will vest over a 36-month period, with one third of the RSUs vesting after 12 months, one third vesting after 24 months, and one third vesting after 36 months.

Transactions during the three months ended March 31, 2022

There were no share-based payment transactions during the three months ended March 31, 2022.

8.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

Non-cash transactions during the three months ended March 31, 2023 and 2022 that were not presented elsewhere in the unaudited condensed interim consolidated financial statements are as follows:

	2023	2022
Capital asset additions included in accounts payable and accrued liabilities	$142	$587

During the three months ended March 31, 2023 and 2022, the Company did not make any payments towards interest or income taxes.

Condensed Interim Consolidated Financial Statements | 13

SKEENA RESOURCES LIMITED

Notes to the CONDENSED INTERIM consolidated Financial Statements

For the three months ended March 31, 2023

(Unaudited – expressed in thousands of Canadian dollars within tables, unless otherwise noted)

9.	CONTINGENCIES

Due to the nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business. The Company accrues such items as liabilities when the amount can be reasonably estimated, and settlement of the matter is probable to require an outflow of future economic benefits from the Company.

Condensed Interim Consolidated Financial Statements | 14